Filed by J1 Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

EXECUTION VERSION

AMENDED AND RESTATED FORWARD PURCHASE AGREEMENT

by and among

J1 HOLDINGS INC.

ALTIMETER PARTNERS FUND, L.P.

and

ALTIMETER GROWTH CORP.

Dated April 12, 2021

Defined Term	Page
Acquisition Closing	2
Agreement	1
Business Combination	1
Business Combination Agreement	1
Business Day	2
Claim	9
Code	11
Company	1
Company Class A Shares	1
Company Forward Purchase Securities	1
Company Material Adverse Effect	9
Existing Agreement	1
FPS Closing	2
FPS Purchase Price	1
IPO	1
Joinder Agreement	10
PFIC	11
PubCo	1
PubCo Class A Share	2
PubCo Forward Purchase Securities	1
PubCo Forward Purchase Shares	1
PubCo Forward Purchase Warrants	1
PubCo Material Adverse Effect	7
PubCo Notice	2
Public Warrants	1
Purchaser	1, 10
Purchaser Material Adverse Effect	4
Purchaser Parties	6
Securities Act	3
Transfer Agent	3
Transferee	10
Transferee Securities	10
Trust Account	9
Warrant Agent	2
Warrant Agreement	2

i

This Amended and Restated Forward Purchase Agreement (this “Agreement”) is entered into as of April 12, 2021, by and between Altimeter Growth Corp., a Cayman Islands exempted company (the “Company”), Altimeter Partners Fund, L.P., a Delaware limited partnership (the “Purchaser”), and J1 Holdings Inc., a Cayman Islands exempted company (“PubCo”).

Recitals

WHEREAS, the Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (a “Business Combination”);

WHEREAS, in connection with the Company’s initial public offering (the “IPO”), the Company and the Purchaser entered into the forward purchase agreement, dated September 17, 2020 (the “Existing Agreement”), pursuant to which immediately prior to the closing of the Business Combination, the Company would issue and sell, and the Purchaser would purchase, on a private placement basis, up to 17,500,000 Class A ordinary shares of the Company (“Company Class A Shares”) and up to 3,500,000 redeemable warrants exercisable to purchase one Class A ordinary share of the Company (together, the “Company Forward Purchase Securities”) on the terms and conditions set forth therein;

WHEREAS, the Company has proposed to effect a Business Combination on the terms, and subject to the conditions set forth in the business combination agreement, dated April 12, 2021, by and among the Company, PubCo, Grab Holdings Inc., J2 Holdings Inc. and J3 Holdings Inc. (as amended, modified or supplemented, from time to time, the “Business Combination Agreement”); and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the Company and the Purchaser wish to amend and restate the Existing Agreement in its entirety as provided herein to, among other matters set forth herein, replace the commitment made by the Purchaser to purchase the Company Forward Purchase Securities with a commitment by the Purchaser to purchase 17,500,000 Class A ordinary shares of PubCo (“PubCo Forward Purchase Shares”) and 3,500,000 PubCo Warrants (as defined in the Business Combination Agreement) (the “PubCo Forward Purchase Warrants” and together with the PubCo Forward Purchase Shares, the “PubCo Forward Purchase Securities”).

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1.	Sale and Purchase.

(a)	Forward Purchase Securities.

(i)

Pursuant to the terms and subject to the conditions of this Agreement, PubCo shall issue and sell to the Purchaser, and the Purchaser shall purchase from PubCo, the PubCo Forward Purchase Securities for an aggregate purchase price of $175,000,000 (the “FPS Purchase Price”).

(ii)

Each PubCo Forward Purchase Warrant, if any, will have the same terms as each warrant of the Company sold as part of the units in the IPO (which themselves are to be converted into and become warrants of PubCo with effect on and from the closing of Initial Merger (as defined under the Business Combination Agreement) (the “Public Warrants”) and will be subject to the terms and conditions of the Warrant Agreement, dated September 30, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as Warrant Agent (the “Warrant Agent”), in connection with the IPO, to be amended pursuant to the Assignment, Assumption and Amendment Agreement to be entered into by and between the Company, PubCo and the Warrant Agent pursuant to the Business Combination Agreement (the “Warrant Agreement”). Each PubCo Forward Purchase Warrant will entitle the holder thereof to purchase one Class A ordinary share of PubCo (“PubCo Class A Share”) at a price of $11.50 per share, subject to adjustment as described in the Warrant Agreement. The PubCo Forward Purchase Warrants will become exercisable on the later of thirty (30) days after the Acquisition Closing (as defined in the Business Combination Agreement, the “Acquisition Closing”) and October 5, 2021, and will expire at 5:00 p.m., New York City time, five (5) years after the Acquisition Closing or earlier upon redemption or the liquidation of PubCo, as described in the Warrant Agreement, and only whole PubCo Forward Purchase Warrants will be exercisable.

(iii)

PubCo shall deliver a written notice (the “PubCo Notice”) to the Purchaser, at least five (5) Business Days before the anticipated date of the Acquisition Closing (provided that the Closing shall occur no earlier than immediately after the Initial Merger Effective Time (as defined in the Business Combination Agreement)), specifying the anticipated date of the Acquisition Closing and instructions for wiring the FPS Purchase Price to an account designated by PubCo.

(iv)

Purchaser shall deliver to PubCo on or before two (2) Business Days prior to the anticipated date of the Acquisition Closing specified in the PubCo Notice the FPS Purchase Price by wire transfer of U.S. dollars in immediately available funds to the escrow account specified by PubCo in the PubCo Notice, to be held by the escrow agent until the Acquisition Closing.

(v)

For the purposes of this Agreement, “Business Day” means any day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York, the Cayman Islands or Singapore are authorized or required by law to close.

(vi)

The closing of the sale of the PubCo Forward Purchase Securities (the “FPS Closing”) shall occur on the same day, but substantially concurrent with, the Acquisition Closing subject to the terms and conditions set forth herein; provided that the FPS Closing shall occur no earlier than immediately after the Initial Merger Effective Time (as defined in the Business Combination Agreement).

(vii)

In the event the Acquisition Closing does not occur within five (5) business days after the FPS Closing, PubCo shall cause the escrow agent to promptly (but not later than two (2) Business Days thereafter) return the FPS Purchase Price to the Purchaser by wire transfer of U.S. dollars in immediately available funds to the account specified by the Purchaser, and any book entries shall be deemed cancelled; provided that unless this Agreement has been terminated pursuant to Section 8, such return of funds shall not terminate this Agreement or relieve Purchaser of its obligation to purchase the PubCo Forward Purchase Securities at the FPS Closing upon delivery of a new Closing Notice in accordance with the terms of this Section 1(a). Prior to or at Closing, Purchaser shall deliver to PubCo a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

(b)	Delivery of Forward Purchase Securities.

(i)

As soon as reasonably practicable following the Closing Date, not later than one (1) Business Day after the Acquisition Closing, PubCo shall deliver to Purchaser (1) the PubCo Forward Purchase Shares in book entry form free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of the Purchaser (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Purchaser, as applicable; and (2) a copy of the records of PubCo’s transfer agent (the “Transfer Agent”) or other evidence showing the Purchaser as the owner of the PubCo Forward Purchase Shares on and as of the date of the Acquisition Closing.

(ii)

Each book entry for the PubCo Forward Purchase Securities shall contain a notation, and each certificate (if any) evidencing the PubCo Forward Purchase Securities shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS.”

(c)

Legend Removal. PubCo shall use commercially reasonable efforts, if requested by the Purchaser, to (i) cause the removal of any restrictive legend set forth on the PubCo Forward Purchase Securities as soon as reasonably practicable following any such request by the Purchaser and (ii) issue PubCo Forward Purchase Securities without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company, at the Purchaser’s option, provided that in each case (a) (i) such PubCo Forward Purchase Securities have been registered for resale under the Securities Act of 1933, as amended (the “Securities Act”) and the Purchaser has sold or proposes to sell such PubCo Forward Purchase Securities pursuant to such registration, or (ii) the Purchaser has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144, and (b) PubCo, its counsel or the transfer agent have received customary representations, opinions of counsel and other documentation from the Purchaser that is reasonably necessary to establish that restrictive legends are no longer required as reasonably requested by PubCo, its counsel or the transfer agent.

2.	Representations and Warranties of the Purchaser. The Purchaser represents and warrants to PubCo and the Company as follows, as of the date hereof:

(a)

Organization and Power. The Purchaser has been duly formed or incorporated and is validly existing and, where such concept is recognized, in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Agreement.

(b)

Authorization. This Agreement has been duly authorized, validly executed and delivered by the Purchaser. Assuming that this Agreement constitutes the valid and binding agreement of the other parties hereto, this Agreement is the valid and binding obligation of the Purchaser and is enforceable against the Purchaser in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c)

Governmental Consents and Filings. The Purchaser is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the PubCo Forward Purchase Securities pursuant to this Agreement, other than (i) filings with the Securities and Exchange Commission, (ii) filings required by applicable state or federal securities laws, (iii) those required by the Nasdaq Stock Market LLC, and (iv) those required to consummate the transactions as provided under the Business Combination Agreement.

(d)

Compliance with Other Instruments. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Purchaser or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Purchaser or any of its subsidiaries is a party or by which the Purchaser or any of its subsidiaries is bound or to which any of the property or assets of the Purchaser or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the Purchaser’s ability to enter into and timely perform its obligations under this Agreement (a “Purchaser Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Purchaser or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Purchaser or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Purchaser Material Adverse Effect.

(e)	Purchase Entirely for Own Account. The Purchaser is acquiring the PubCo Forward Purchase Securities only for its own account and not for the account of others.

(f)

Disclosure of Information. The Purchaser has reviewed the documents made available to the Purchaser by the Company and PubCo. The Purchaser and the Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Purchaser and the Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the PubCo Forward Purchase Securities. The Purchaser further acknowledges that the information provided to the Purchaser is preliminary and subject to change.

(g)

Restricted Securities. The Purchaser understands that the offer and sale of the PubCo Forward Purchase Securities have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the PubCo Forward Purchase Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the PubCo Forward Purchase Securities indefinitely unless they are registered with the U.S. Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that PubCo has no obligation to register or qualify the PubCo Forward Purchase Securities, or any PubCo Class A Shares into which they may be converted into or exercised for, for resale, except pursuant to the registration rights agreement, to be entered into by PubCo, the Purchaser and the other parties thereto in connection with the transactions contemplated by the Business Combination Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the PubCo Forward Purchase Securities, and on requirements relating to PubCo that are outside of the Purchaser’s control, and for which PubCo is under no obligation and may not be able to satisfy. The Purchaser understands that the offering to the Purchaser of the PubCo Forward Purchase Securities is not, and is not intended to be, part of the IPO, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act with respect to such PubCo Forward Purchase Securities.

(h)

No Public Market. The Purchaser understands that the PubCo Forward Purchase Securities are being offered and sold in a transaction not involving any public offering within the meaning of the Securities Act and that the PubCo Forward Purchase Securities have not been registered under the Securities Act. The Purchaser understands that the PubCo Forward Purchase Securities may not be resold, transferred, pledged or otherwise disposed of by the Purchaser absent an effective registration statement under the Securities Act, except (i) to PubCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entries representing the PubCo Forward Purchase Securities shall contain a legend to such effect. The Purchaser acknowledges that the PubCo Forward Purchase Securities will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Purchaser understands and agrees that the PubCo Forward Purchase Securities will be subject to the foregoing transfer restrictions and, as a result, the Purchaser may not be able to readily resell the PubCo Forward Purchase Securities and may be required to bear the financial risk of an investment in the PubCo Forward Purchase Securities for an indefinite period of time. The Purchaser understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the PubCo Forward Purchase Securities.

(i)

High Degree of Risk. The Purchaser is aware that there are substantial risks incident to the purchase and ownership of the PubCo Forward Purchase Securities. The Purchaser is able to fend for itself in the transactions contemplated herein. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PubCo Forward Purchase Securities, and the Purchaser has sought such accounting, legal and tax advice as the Purchaser has considered necessary to make an informed investment decision. The Purchaser understands and acknowledges that (A) it (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in financial and business transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its participation in the purchase of the PubCo Forward Purchase Securities and (B) the purchase and sale of the PubCo Forward Purchase Securities hereunder meets the institutional customer exemption under FINRA Rule 2111(b). The Purchaser, alone, or together with any professional advisor(s), has analyzed and considered the risks of an investment in the PubCo Forward Purchase Securities and determined that the PubCo Forward Purchase Securities are a suitable investment for the Purchaser and that the Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Purchaser’s investment in PubCo. The Purchaser acknowledges specifically that a possibility of total loss exists.

(j)

Qualified Institutional Buyer. The Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and (ii) is not acquiring the PubCo Forward Purchase Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act and is not a party to or bound by a binding commitment to sell or otherwise dispose of the PubCo Forward Purchase Securities. The Purchaser acknowledges that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

(k)

No General Solicitation. The Purchaser acknowledges that the PubCo Forward Purchase Securities (i) were not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l)	Non-Public Information. The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of material non-public information relating to the Company or PubCo.

(m)

No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 2 and in any certificate or agreement delivered pursuant hereto, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and this offering, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by PubCo in Section 3 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by PubCo. Except for the specific representations and warranties expressly made by the Company in Section 4 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company.

3.	Representations and Warranties of PubCo. PubCo represents and warrants to the Purchaser as follows:

(a)

Incorporation and Corporate Power. PubCo is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. PubCo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

(b)	Capitalization. As of the date of this Agreement, the authorized share capital of PubCo consists of 5,000,000,000 shares, one of which is issued and outstanding.

(c)

Authorization. This Agreement has been duly authorized, executed and delivered by PubCo and, assuming that this Agreement constitutes the valid and binding obligation of the other parties hereto, is the valid and binding obligation of PubCo and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(d)

Valid Issuance of Forward Purchase Securities. At the FPS Closing, subject to the receipt of the FPS Purchase Price in accordance with the terms of this Agreement and registration with the transfer agent, the PubCo Forward Purchase Securities will be duly authorized, validly issued and allotted and fully paid, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under PubCo’s organizational documents (as in effect at such time of issuance) or the laws of the Cayman Islands.

(e)

Governmental Consents and Filings. PubCo is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the PubCo Forward Purchase Securities pursuant to this Agreement, other than (i) filings with the Securities and Exchange Commission, (ii) filings required by applicable state or federal securities laws, (iii) those required by the Nasdaq Stock Market LLC, and (iv) those required to consummate the transactions as provided under the Business Combination Agreement (including the amendment of PubCo’s organizational documents).

(f)

Compliance with Other Instruments. The execution, delivery and performance of this Agreement (including compliance by PubCo with all of the provisions hereof), issuance and sale of the PubCo Forward Purchase Securities and the consummation of the certain other transactions contemplated herein , including the Acquisition, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of PubCo pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which PubCo is a party or by which PubCo is bound or to which any of the property or assets of PubCo is subject, which would reasonably be expected to have a material adverse effect on the ability of PubCo to enter into and timely perform its obligations under this Agreement, including the issuance and sale of the Shares (a “PubCo Material Adverse Effect”), (ii) result in any violation of the provisions of its organizational documents as of the date hereof and immediately following the amendment of PubCo’s organizational documents as contemplated by the Business Combination Agreement or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over PubCo or any of its properties that would reasonably be expected to have an PubCo Material Adverse Effect.

(g)

Operations. As of the date hereof, PubCo has not conducted, and before the Acquisition Closing PubCo will not conduct, any operations other than organizational activities and activities in connection with the transaction contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents (as defined in the Business Combination Agreement).

(h)

Compliance. PubCo is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a PubCo Material Adverse Effect. PubCo has not received any written communication from a governmental authority that alleges that PubCo is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have, individually or in the aggregate, a PubCo Material Adverse Effect.

(i)

Absence of Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a PubCo Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of PubCo, threatened against PubCo, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against PubCo.

(j)

No General Solicitation. Neither PubCo, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any PubCo security or solicited any offers to buy any security under circumstances that would adversely affect reliance by PubCo on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the PubCo Forward Purchase Securities under the Securities Act.

(k)

No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, PubCo has not made and does not make nor shall be deemed to make any other express or implied representation or warranty with respect to PubCo, this offering, the IPO, the Business Combination or the transactions contemplated by the Business Combination Agreement, and PubCo disclaims any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, PubCo specifically disclaims that it is relying upon any other representations or warranties that may have been made by the Purchaser Parties.

4.	Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows:

(a)

Incorporation and Corporate Power. The Company has no subsidiaries. The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Company has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

(b)

Authorization. This Agreement has been duly authorized, executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding obligation of the other parties hereto, is the valid and binding obligation of the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(c)

Governmental Consents and Filings(d) . The Company is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the PubCo Forward Purchase Securities pursuant to this Agreement, other than (i) filings with the Securities and Exchange Commission, (ii) filings required by applicable state or federal securities laws, (iii) those required by the Nasdaq, and (iv) those required to consummate the transactions as provided under the Business Combination Agreement.

(e)

Compliance with Other Instruments. The execution, delivery and performance of this Agreement (including compliance by the Company with all of the provisions hereof), issuance and sale of the PubCo Forward Purchase Securities and the consummation of the certain other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, which would reasonably be expected to have a material adverse effect on the ability of the Company to enter into and timely perform its obligations under this Agreement (a “Company Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Company or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would reasonably be expected to have a Company Material Adverse Effect.

(f)

Compliance. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received any written communication from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)

Absence of Litigation. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

(h)

No Other Representations and Warranties; Non-Reliance(i) . Except for the specific representations and warranties contained in this Section 4 and in any certificate or agreement delivered pursuant hereto, the Company has not made and does not make nor shall be deemed to make any other express or implied representation or warranty with respect to the Company, this offering, the IPO or the Business Combination, and the Company disclaims any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser Parties in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company specifically disclaims that it is relying upon any other representations or warranties that may have been made by the Purchaser Parties.

5.	Additional Agreements and Acknowledgements and Waivers.

(a)	Trust Account.

(i)

Each of the Purchaser and PubCo hereby acknowledges that it is aware that the Company maintains a trust account (the “Trust Account”) for the benefit of its public shareholders. Each of the Purchaser and PubCo, for itself and its respective affiliates, hereby agrees that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, or any other asset of the Company as a result of any liquidation of the Company, except for redemption and liquidation rights, if any, the Purchaser or PubCo may have in respect of any Company Class A Shares held by it.

(ii)

Each of the Purchaser and PubCo hereby agrees that it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have now or in the future, except for redemption and liquidation rights, if any, the Purchaser or PubCo (as applicable) may have in respect of any Company Class A Shares held by it.

(b)

Voting. The Purchaser hereby agrees that in connection with the transactions contemplated by the Business Combination Agreement, the Purchaser shall vote any Company Class A Shares owned by it in favor of the Business Combination Agreement. If the Purchaser fails to vote any Company Class A Shares it is required to vote hereunder in favor of the Business Combination Agreement, the Purchaser hereby grants to the Company and any representative designated by the Company without further action by the Purchaser a limited irrevocable power of attorney to effect such vote on behalf of the Purchaser, which power of attorney shall be deemed to be coupled with an interest.

(c)

Transfer. This Agreement and all of the Purchaser’s rights and obligations hereunder (including the Purchaser’s obligation to purchase the PubCo Forward Purchase Securities) may be transferred or assigned, at any time and from time to time, in whole or in part, to one or more affiliates of Purchaser, but not to other third parties (each such transferee, a “Transferee”). Upon any such assignment:

(i)

the applicable Transferee shall execute a signature page to this Agreement, substantially in the form of the Purchaser’s signature page hereto (the “Joinder Agreement”), which shall reflect the number of PubCo Forward Purchase Securities to be purchased by such Transferee (the “Transferee Securities”), and, upon such execution, such Transferee shall have all the same rights and obligations of the Purchaser hereunder with respect to the Transferee Securities, and references herein to the “Purchaser” shall be deemed to refer to and include any such Transferee with respect to such Transferee and to its Transferee Securities; provided, that any representations, warranties, covenants and agreements of the Purchaser and any such Transferee shall be several and not joint and shall be made as to the Purchaser or any such Transferee, as applicable, as to itself only; and

(ii)

upon a Transferee’s execution and delivery of a Joinder Agreement, the maximum number of PubCo Forward Purchase Securities to be purchased by the Purchaser hereunder shall be reduced by the number of PubCo Forward Purchase Securities to be purchased by the applicable Transferee pursuant to the applicable Joinder Agreement, which reduction shall be evidenced by the Purchaser and PubCo amending Schedule A to this Agreement to reflect each transfer to reflect such reduced number of PubCo Forward Purchase Securities. For the avoidance of doubt, this Agreement need not be amended and restated in its entirety, but only Schedule A and the Purchaser’s signature page hereto need be so amended and updated and executed by each of the Purchaser and PubCo upon the occurrence of any such transfer of Transferee Securities; provided that, in the case of any such transfer or assignment, the initial party to this Forward Purchase Agreement shall remain bound by its obligations under this Forward Purchase Agreement.

6.	Additional Agreements of PubCo and the Company.

(a)	Exchange Listing. PubCo will use commercially reasonable efforts to effect the listing of the PubCo Class A Shares and PubCo Forward Purchase Warrants on a national securities exchange.

(b)

QEF Election Information. Until the Business Combination, the Company shall use commercially reasonable efforts to determine whether, in any year, the Company or any subsidiary of the Company is deemed to be a “passive foreign investment company” (a “PFIC”) within the meaning of U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (collectively, the “Code”). Until the Business Combination, if the Company determines that the Company or any subsidiary of the Company is a PFIC in any year, for the year of determination and for each year thereafter during which the Purchaser holds an equity interest in the Company, including warrants, the Company or its subsidiary shall use commercially reasonable efforts to (i) make available to the Purchaser the information that may be required to make or maintain a “qualified electing fund” election under the Code with respect to the Company and (ii) furnish the information required to be reported under Section 1298(f) of the Code and/or, upon request, necessary in order to make the election described in Section 1291(d)(2)(B) of the Code.

7.	FPS Closing Conditions.

(a)

The obligation of the Purchaser to purchase the PubCo Forward Purchase Securities at the FPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the FPS Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser:

(i)

Representations and Warranties Correct. The representations and warranties made by PubCo in Section 3 be true and correct as of the FPS Closing in all (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Purchaser Material Adverse Effect.

(ii)

Closing of the Transactions. All conditions precedent to PubCo’s, the Acquisition Entities’ (as defined in the Business Combination Agreement) and the Company’s obligations to effect the consummation of the Transactions (as defined in the Combination Agreement) shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions but subject to satisfaction or waiver thereof), the Initial Closing (as defined in the Business Combination Agreement) shall have been consummated prior to the FPS Closing and the Acquisition Closing will be consummated on the same day, and substantially concurrently with, the FPS Closing; provided that the FPS Closing shall occur no earlier than immediately after the Initial Merger Effective Time (as defined in the Business Combination Agreement).

(iii)

Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, law, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated herein.

(iv)

Performance and Compliance under this Agreement. PubCo shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the FPS Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of PubCo to consummate the FPS Closing.

(b)

The obligation of PubCo to sell the PubCo Forward Purchase Securities at the FPS Closing under this Agreement shall be subject to the fulfillment, at or prior to the FPS Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by PubCo:

(i)

Representations and Warranties Correct. The representations and warranties made by Purchaser in Section 2 shall be true and correct as of the FPS Closing in all (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “PubCo Material Adverse Effect” or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a PubCo Material Adverse Effect.

(ii)

Closing of the Transactions. All conditions precedent to the PubCo’s, the Company’s, the Acquisition Entities’ (as defined in the Business Combination Agreement) and the Company’s obligations to effect the Transactions (as defined in the Business Combination Agreement) shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions (as defined in the Combination Agreement) shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions but subject to satisfaction or waiver thereof), the Initial Closing (as defined in the Business Combination Agreement) shall have been consummated prior to the FPS Closing and the Acquisition Closing will be consummated on the same day, and substantially concurrently with, the FPS Closing; provided that the FPS Closing shall occur no earlier than immediately after the Initial Merger Effective Time (as defined in the Business Combination Agreement).

(iii)

Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, law, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated herein.

(iv)

Performance and Compliance under this Agreement. The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the FPS Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Purchaser to consummate the FPS Closing.

8.	Termination. This Agreement may be terminated at any time before the FPS Closing:

(a)	by mutual written consent of PubCo and the Purchaser;

(b)	automatically

(i)	if the Business Combination Agreement is terminated; or

(ii)

if PubCo becomes subject to any voluntary or involuntary petition under the United States federal bankruptcy laws or any state insolvency law, in each case which is not withdrawn within sixty (60) days after being filed, or a receiver, fiscal agent or similar officer is appointed by a court for business or property of PubCo, in each case which is not removed, withdrawn or terminated within sixty (60) days after such appointment;

In the event of any termination of this Agreement pursuant to this Section 8, (i) the Existing Agreement shall be automatically reinstated with immediate effect and shall continue in full force and effect as if this Agreement were never executed; and the FPS Purchase Price (and interest thereon, if any), if previously paid, and the Purchaser’s funds paid in connection herewith shall be promptly returned to the Purchaser, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or PubCo and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 8 shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement.

9.	General Provisions.

(a)

Notices. All notices, consents, waivers and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, and (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt.

All communications sent to PubCo shall be sent to: J1 Holdings Inc., c/o Grab Holdings Inc., 9 Straits View, #23-07/12, Marina One West Tower, Singapore 018937, Attention: Mr. Anthony Tan, Mr. John Cordova, john.cordova@grabtaxi.com, with a copy to: Skadden, Arps, Slate, Meagher & Flom LLP, 6 Battery Road, Suite 23-02, Singapore 049909, Attn: Jonathan B. Stone/Rajeev P. Duggal, Esq., email: jonathan.stone@skadden.com; rajeev.duggal@skadden.com; and Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, NY 10004-1482, U.S.A. Attn: Kenneth A. Lefkowitz, Esq., email: ken.lefkowitz@hugheshubbard.com.

All communications sent to the Company shall be sent to: Altimeter Growth Corp., c/o Altimeter Capital Management, LP, 2550 Sand Hill Road, Suite 150, Menlo Park, CA 94025, Attn: Hab Siam, hab@altimeter.com, with a copy to the Company’s counsel at: Ropes & Gray LLP, 1900 University Avenue, 6th Floor, East Palo Alto, California 94303, Attn: Paul Scrivano, Esq., email: Paul.Scrivano@ropesgray.com.

All communications to the Purchaser shall be sent to the Purchaser’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b)

No Finder’s Fees. Each of the parties represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction (other than to any advisor or placement agents in relation to the Business Combination). The Purchaser agrees to indemnify and to hold harmless PubCo and the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or its respective officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible. PubCo agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the PubCo or any of its officers, employees or representatives is responsible.

(c)	Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the FPS Closing.

(d)

Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(e)

Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement

(f)

Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.

(g)	Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(h)	Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i)

Governing Law. This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

(j)

Jurisdiction. The parties hereto (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of New York or the United States District Court for the Southern District of New York, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k)	WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(l)	Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the written consent of PubCo, the Company and the Purchaser.

(m)

Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n)

Expenses. Each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. PubCo shall be responsible for the fees of its transfer agent; stamp taxes and all The Depository Trust Company fees associated with the issuance of the PubCo Forward Purchase Securities and the securities issuable upon conversion or exercise of the PubCo Forward Purchase Securities.

(o)

Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(p)

Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(q)

Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company and PubCo, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

(r)

Certain Tax Matters. The parties acknowledge and agree that for U.S. federal income tax purposes, Purchaser shall be deemed to be the owner of any funds transferred by Purchaser to any escrow account unless and until such funds are disbursed to PubCo in accordance with the terms of this Agreement, which disbursement shall occur, for the avoidance of doubt, no earlier than immediately following the Initial Merger Effective Time (as defined in the Business Combination Agreement).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASER:		Notice/Contact Information:

ALTIMETER PARTNERS FUND, L.P.		Altimeter Partners Fund, L.P. c/o Altimeter Capital Management, LP Attn: John Kieman One International Place, Suite 4610 Boston, MA 02110

BY:	/s/ John Kiernan III
Name: John Kiernan III
Title: Member of the General Partner

PUBCO:

J1 HOLDINGS INC.

BY:	/s/ Artawat Udompholkul
Name: Artawat Udompholkul
Title: Director

COMPANY:

ALTIMETER GROWTH CORP.

BY:	/s/ Hab Siam
Name: Hab Siam
Title: General Counsel

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.